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Commongrounds Cooperative

Real Estate

414 E. 8th Street
Traverse City, MI 49684
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THE PITCH
Commongrounds Cooperative is seeking investment to build a community-owned mixed use cooperative real estate project co-locating
workforce housing with multi-modal transport and businesses focused on food, family, arts, and wellness.
Generating RevenueFirst LocationLease Secured
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INVESTOR PERKS

Commongrounds Cooperative is offering perks to investors. You earn the most valuable perk available based on your total investment amount in
this business. You will not also receive the perks of lesser value, unless specified below.

Toucan Investors Invest $500 or more to qualify. 100 of 100 remaining

Exclusive building tours before grand opening,

Double Down Perks (For Previous Investors) Invest $500 or more to qualify. 100 of 100 remaining

Receive the all the rewards for your investment level PLUS "double down investor swag" and a free drink ticket to October 10th, 2021 Iron Fish
event ($15 value).

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OUR MISSION

Commongrounds is a real estate cooperative in Traverse City, with a goal to develop real estate that meets community needs and increases
quality of life in the region.

Commongrounds has two classes of ownership: our real estate tenant-owners (businesses and nonprofits), and members of our community.
More than a building project, Commongrounds will be a backbone support for space and activities integrating wellness, arts, family, and food to
help people and organizations be healthy, connected, creative, and inclusive.
Together, we will provide shared value and triple bottom line returns on investment to tenants, partner organizations, and people working, living,
learning, and playing in the region.
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THE NEST IS YET TO COME
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THE BUILDING

Our pilot project is 414 E. Eighth Street, a 4-story mixed-use building currently under construction and scheduled for completion in Summer
2022.

Located on the Boardman/Ottoway River and in the heart of the North Boardman Lake District in downtown Traverse City, Michigan -- the building offers stunning views of the river and easy access to nearby trails and multi-modal transportation.

The building is designed to meet community needs, offering workforce housing co-located with expanded locations for local nonprofit and business organizations focused on food, family, arts, and wellness.

Its development adds timely momentum to the redevelopment of 8th Street as a vibrant bike-and pedestrian-friendly neighborhood corridor.

The green design uses low impact design principles and features a green roof, energy and water efficient construction, low-emitting materials, and stormwater managed onsite.

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INSIDE THE SPACE

Inside 414 E. Eighth St. you will find integrated community spaces, featuring tenant partners focused on food, family arts, and wellness-- and 24 workforce housing rental units.

The first floor is home to an early childhood education center along with a restaurant and cafe that mentors food entrepreneurs, lowering barriers to success and integrating them with the local food network.

The second floor contains a 150-seat performing arts and event venue, a teaching kitchen, and coworking and meeting space for nonprofits and small businesses.

The third and fourth floors provide workforce housing, which are a mix of studio and 1- and 2-bedroom apartments. Rents vary based on income and are set to be affordable for people earning 60% of area median income up to market rate units.

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USE OF FUNDS: MAKING THIS HOUSE A HOME!

In Phase I of our financing, we raised the money we need to build a building - but your investment in Phase II of our financing will make the building even better, ensuring long-term sustainability for this place our community can all call home.

Hard Construction Costs to improve the building infrastructure, such as: solar & additional green infrastructure; a marquee; community amenities focused on food, families, arts, and wellness; and other build-out items improving common areas and supporting and tenant-owners

Operating capital, such as: additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve

Replacement of other financing with community investment

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PRESS

Commongrounds lands $1.5M grant

TRAVERSE CITY — The Commongrounds Cooperative, a mixed-use development at 416 E. Eighth St., has received a $1.5 million grant from the Michigan Community Revitalization Program.

Commongrounds, More Workforce Housing Projects On The Docket

Construction is slated to break ground soon on the four-story, mixed-use Commongrounds Cooperative building at the corner of Eighth Street and Boardman Avenue, with the project anticipated to be complete by late 2021 or early 2022. The development is one of several planned to come online soon in Traverse City that will bring more workforce ...

This is a preview. It will become public when you start accepting investment.

THE TEAM

Kate Redman
Project Director

Kate Redman is a community enterprise attorney and the co-founder and project director of Commongrounds, a real estate cooperative in Traverse City, Michigan. Commongrounds develops real estate that is owned by its tenants and community and is designed to meet community needs and increase the quality of life in northern Michigan. Kate also founded Commonplace, a nonprofit coworking and community hub in Traverse City.

Andrew Lutes
Operations and Membership Director

Andrew's background spans from hospitality management and purpose-driven business operations, to music performance and early childhood tutoring. Most recently, he came to the project in October of 2020 from working as the GM of Workshop Brewing since 2016.

Joey DiFranco
Creative Director

With over 15+ years as a creative and media strategist, Joey has driven growth and creative innovation for a variety of global brands including Nike, Google, Allstate, Fuji and more. An entrepreneur and media futurist, Joey seeks out unique strategies and opportunities for both investment and development, often on a non-traditional path.

Ray Kendra
Architect

Ray Kendra is the architect of Commongrounds and founder/principal at Environment Architects, an architectural firm focused designing buildings that contribute to the environments that surround us. The firm looks at the circumstances, objects and conditions that are all around and create spaces that are functional, well-thought and beautiful. His experience includes residential and multi-use buildings similar in scope and size as Commongrounds.

Cunningham-Limp Construction
Construction Management

Cunningham-Limp is the construction management firm construction the building. They are a diversified real estate firm that specializes in development, design, and construction. They lead with a team of real estate experts, financial advisors, architects, engineers, and construction professionals. We deliver solutions by integrating with an ownership team and actively managing projects from concept through completion, assuming 100% responsibility for all phases of each project.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Add'l build out costs (solar, improved decks and public areas, EV charging stations, networking, air filtration systems, etc) $47,000
Operating capital (additional staffing for next 16 months, design, food/arts/family incubation, licensing, technology, communications, financing costs, reserve $48,000
Mainvest Compensation $5,000
Total $100,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $819,356 $1,597,962 $1,627,140 $1,657,073 $1,687,783

EXPENSES

Utilities $8,749 $13,123 $9,191 $9,420 $9,655
Salaries $266,667 $275,000 $283,250 $291,748 $300,500
Insurance $8,399 $8,608 $8,823 $9,043 $9,269
Repairs & Maintenance $11,667 $11,958 $12,256 $12,562 $12,876
Legal & Professional Fees $9,000 $9,225 $9,455 $9,691 $9,933
Marketing & Member Services $14,175 $18,900 $14,892 $15,264 $15,645
Property Taxes $127,000 $160,929 $133,429 $136,764 $140,183
General/Admin $22,792 $18,500 $23,945 $24,543 $25,156
Security Expenses $4,667 $8,000 $8,240 $8,487 $8,742
Landscaping & Snow Removal $4,375 $7,500 $7,725 $7,957 $8,195
Commongrounds LLC Owner Preferred Return $10,313 $10,313 $10,313 $10,313 $10,313
Operating Profit $331,552 $1,055,906 $1,105,621 $1,121,281 $1,137,316
This information is provided by Commongrounds Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2019 Balance Sheet
2019 Income Statement
2020 Balance Sheet
2020 Income Statement
Commongrounds Cooperative 2019 Tax Return.pdf
Investment Round Status
Target Raise $100,000
Maximum Raise $1,500,000
Amount Invested $0
Investors 0
Investment Round Ends December 3, 2021
Summary of Terms
Legal Business Name Commongrounds Cooperative

Minimum Investment Amount $100

Description of Securities

All investors must join as an owner of the Cooperative (www.commongrounds.coop/join). The Investment Certificates provide owner-investors with an opportunity to earn an equity-like dividend return, beginning the year after building completion, which will be disbursed annually from there forward until the the investor withdraws and is repaid their original investment amount. The rate of return issued to each investor will be dependent on whether they select the regular return rate or our social impact return option. The regular rate will be 6% annually on the amount invested, while the social impact rate will be 3% annually, with an additional 3% being directed by the cooperative board to areas of social impact in the community and the building. The investor will annually have the option to choose to withdraw their capital after Year 5, contingent upon the Cooperative obtaining replacement capital. Investors will also receive perks as outlined below. Details are available in the investor agreement.

Financial Condition

Commongrounds Cooperative (the "Company") is organized as a Michigan non-profit corporation which operates for the purposes of community and real estate development and transforming real estate development by providing inclusive opportunity for community and tenant members to own and engage with all stages of a development, including planning, financing, ownership, and management; to design facilities for their benefit, use, and occupancy; and purposes and activities incidental and related to the foregoing purposes.

As of December 31, 2020 the Company had assets of $2,144,355, which was comprised primarily of property of $1,424,899 and cash of $601,289. This represented an increase in total assets from 2019, at which point total assets were $1,659,508. In 2019, these total assets consisted primarily of property of $1,389,091 and cash of $84,610. Commongrounds Cooperative is the majority (60%) owner of Commongrounds, LLC, which has leased the land at 414 E. 8th Street to Commongrounds Cooperative for 99 years for construction of a building. Commongrounds LLC is co-owned by investors (none of whom own more than 10%), who collectively invested $550,000 into the land purchase. Commongrounds Cooperative is planning to purchase the LLC co-ownership interests no later than 2028.

As of December 31, 2020, the Company was financed primarily with members equity of $1,189,818 and a Member Loan of $530,000 (which was repaid as of February 2021). As of this date, the Company had a strong liquidity position, with the ratio of current assets to current liabilities above 1, indicating the Company is able to pay any short term liabilities with current assets on the balance sheet.

Subsequent to the latest balance sheet date of December 31, 2020, the Company had the following major capital events:

Received a $1.5mm grant from the Michigan Strategic Fund in February 2021 for the construction of a new commercial and residential development.

Entered into an agreement with a bank on February 26, 2021, for a construction loan not to exceed $8mm. This loan is collateralized by all assets of the cooperative.

Entered into an agreement on February 26, 2021 with HASI OBS OP A LLC for a loan in the amount of $1,850,000. This loan is collateralized by real estate and is a PACE Special Assessment that stays with the property rather than the cooperative.

Entered into an agreement on February 26, 2021 with IFF, which is a non-profit Community Development Financial Institution (CDFI), for a loan of up to $1,500,000. This loan is collateralized by real estate.

Received approximately $660,000 for the issuance of Class T-1 certificates for community owner investors supporting specific tenant-owners. These investors will earn a preferred dividend for their investment.

As of December 31, 2020, the Company had not yet started generating revenue. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

In terms of expenses, in 2020 the Company had total expenses of $136,834, which primarily consisted of bank and financing fees, staff wages and benefits, professional fees, and taxes and licenses.

Risk Factors

Placeholder to finalize risks: https://docs.google.com/document/d/1vhQOGu3CKSvxIx7g-A5id4hy5w6zAMtmn6PQqvLqNbw/edit#

This information is provided by Commongrounds Cooperative. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Commongrounds Cooperative isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

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